Exhibit 21
Bar Harbor Bankshares
Subsidiaries

Name	State of Incorporation or Organization
Bar Harbor Bank & Trust	Maine
Bar Harbor Trust Services	Maine
NHTB Capital Trust II	Connecticut
NHTB Capital Trust III	Connecticut
Lake Sunapee Financial Services Corp.	New Hampshire
Charter Holding Corp.	New Hampshire
Charter Trust Company.	New Hampshire
Charter New England Agency	New Hampshire